UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 9, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Vertex Pharmaceuticals, Inc.

File No. 0-19319 - CF #34595

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Vertex Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on July 2, 2004, as amended, a Form 10-Q filed on August 9, 2011, as amended, and a Form 10-K filed on March 16, 2006.

Based on representations by Vertex Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
99.2	8-K	July 2, 2004	through December 31, 2021
10.2	10-Q	August 9, 2011	through December 31, 2021
10.3	10-Q	August 9, 2011	through December 31, 2021
10.9	10-K	March 16, 2006	through December 31, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary